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                                                          FOR IMMEDIATE RELEASE
CONTACT: GLENN ETHERINGTON (316) 652-6500
         CAROLYN RUSSELL (316) 652-6731


BRITE ANNOUNCES AGREEMENT TO ACQUIRE TELECOM
SERVICES LIMITED

   WICHITA, Kan., May 24, 1995 -- Brite Voice Systems, Inc. (NASDAQ: BVSI) today announced that it has entered into an agreement to acquire by merger four affiliated telecommunications services companies, Telecom Services Limited (U.S.) Inc., Telecom Services Limited (West) Inc., TSL Software Services Inc., and TSL Management Group Inc. (collectively, "TSL"). The principal TSL offices are located in New York, New Jersey and California.
The mergers will involve the issuance of 3,331,000 shares of Brite common stock for all of TSL. Brite presently has approximately 8,100,000 shares outstanding. The mergers will be tax-free reorganizations and are subject to approval by Brite's stockholders. The transaction will be accounted for as a pooling of interests, and is expected to be completed in late July.

        "We are extremely pleased to announce this proposed acquisition," said Brite President and CEO, Stan Brannan. "TSL's strengths support our strategy to expand our telecommunications services. We believe there are significant synergies between the companies. The TSL customer base, like many of Brite's current customers, consists of very large consumers of telecommunications services. Our goal is to cross-sell TSL and Brite products and services to our combined customer base. This is a non-dilutive acquisition that will increase our managed services revenues and operating margins."

   The acquisition of TSL will result in a company that, on a pro forma basis for fiscal 1994, would have had combined revenues of approximately $80 million, versus reported Brite revenues of $66 million, and operating income of $13.6 million, versus reported operating income of $6.7 million.

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   On a pro forma basis, earnings per share in 1994 would have been
$.81 compared to the $.68 reported by Brite on a stand-alone basis.

   For the first quarter ended March 31, 1995, pro forma combined revenues would have increased to $22.8 million from the reported $19 million, while combined earnings per share would have been $.23 versus $.20 Brite reported on a stand-alone basis.

   The pro forma information is presented for illustrative purposes only, and is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of each period, and should not be construed as being representative of future operations.

   After the transaction is completed, the management team of the TSL division of Brite will own approximately 29 percent of the outstanding Brite stock. The shares issued in the mergers will be unregistered shares, a portion of which may be registered and sold six months after the closing, upon the request of the TSL shareholders.

        "Brite is a leader in telecommunications systems and services, with
     a track record of rapid growth," said TSL President, Alan Maltz.   "We
     felt TSL could achieve faster growth, expand more quickly to new markets, and participate in substantial international opportunities as a division of Brite. Brite's track record of successful acquisitions was also important in our decision to become part of Brite. We look forward to becoming a major contributor to Brite's future success."

   TSL has primary offices in New York City; Parsippany, N.J.; and San Francisco. TSL provides outsourced telecommunications management for large companies, including banks, financial institutions, brokerage firms, government organizations, universities and other large users of telecommunications services. TSL also provides computerized systems for managing, monitoring, allocating and controlling telecommunications expenses, manages vendor relationships and verifies the accuracy of billing statements from telecommunications vendors and service providers. TSL currently employs 77 people. Brite worldwide employment currently stands at 450.

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   Brite designs and markets communications systems which allow businesses, government agencies, and other entities to provide interactive voice, fax, video and on-line information to callers. Most of Brite's installed systems provide interactive voice processing for callers using touch-tone telephones or voice-activated commands. Brite sells systems and services worldwide and customers include telephone companies, long-distance carriers, large banks, universities, utilities, financial institutions, cable companies, television shopping channels, shipping companies, newspapers and yellow page publishers. Brite also provides managed services for customers which allow them to outsource these services to Brite on a turn-key basis. Brite is also the largest provider of information content for newspapers and yellow page publishers for interactive information and shopping services.